# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GoodRx Holdings, Inc., CIK 0001809519
CUSIP: 38246G108
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2701 Olympic Boulevard, Santa Monica, California (CA), 90404
Date of event which requires filing of this statement: 03/16/2025
Amends the filing with accession number 0001193125-22-041757
Filed by CIK 0001822195
Persons authorized to receive notices and communications: Trevor Bezdek, 2701 Olympic Boulevard, Santa Monica, California (CA), 90404, (855) 268-2822

## Reporting persons
- Idea Men, LLC (CIK 0001822195): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 50,164,171; shared voting power 0; sole dispositive power 50,164,171; shared dispositive power 0; aggregate amount beneficially owned 50,164,171 (32.31% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: GoodRx Holdings, Inc.
Address of issuer's principal executive offices: 2701 Olympic Boulevard, Santa Monica, California (CA), 90404
Comment: This Amendment No. 4 to Schedule 13D (the "Amendment No. 4") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on June 1, 2021 (as amended, the "Schedule 13D"), relating to the shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of GoodRx Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
March 2025 Stock Purchase Agreement

On March 16, 2025, the Reporting Person and the Issuer entered into a stock purchase agreement (the "March 2025 Stock Purchase Agreement"), pursuant to which the Reporting Person agreed to sell an aggregate of 7,000,000 shares of Class A Common Stock to the Issuer, after giving effect to the automatic conversion of Class B Common Stock, for net proceeds of $29,400,000, or $4.20 per share (the "March 2025 Repurchase"). The March 2025 Repurchase is expected to close on March 21, 2025.

Pursuant to the March 2025 Stock Purchase Agreement, the Reporting Person agreed to not, without the Issuer's prior approval, sell, transfer, or otherwise dispose of or enter into a hedging transaction involving any shares of Class A Common Stock or Class B Common Stock until the completion of the second full trading day after the public release of earnings data for the quarter ended March 31, 2025, subject to certain limited exceptions.

The foregoing description of the March 2025 Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 above summarizes certain provisions of the March 2025 Stock Purchase Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Stock Purchase Agreement, dated as of March 16, 2025.

## Signatures
- Idea Men, LLC: /s/ Trevor Bezdek, Trevor Bezdek (03/18/2025)